Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		Direct Dial Number
(212) 818-8881		(212) 818-8602
Email Address
eschwartz@graubard.com

August 21, 2019

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 2, 2019
File No. 333-232557

Ladies and Gentlemen:

On behalf of Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 16, 2019, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 2, 2019

Management, page 64

1.	Exhibits 10.5 and 10.7 indicates that Mr. Syrmalis is your chief executive officer and that your President and Chief Financial Officer report to him, contrary to your disclosure in this section. Please revise or advise. Please also reconcile your disclosure on page 71 regarding the terms of the referenced employment agreements with Exhibits 10.5 and 10.7.

Mr. Sakiris reports to Mr. Simeonidis and Mr. Simeonidis reports to the board of directors. Dr. Syrmalis is not the Company’s Chief Executive Officer. The Company has revised Exhibits 10.5 and 10.7 accordingly. In addition, the Company has revised Exhibits 10.5 and 10.7 and the disclosure on page 71 of the Registration Statement in order to reconcile the terms of the exhibits with the disclosure.

Determination of Offering Price, page 86

2.	We note that your forum selection provision in exhibit 3.1 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

The Company has revised Exhibit 3.1 to clarify that the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction, and that, as to any action arising under the Securities Act, the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. The Company has revised the disclosure on pages 32 and 84 of the Registration Statement to reflect the foregoing, and to state that, to the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act, there is uncertainty as to whether a court would enforce such provision.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz
Eric T. Schwartz

cc:	Mr. Harry Simeonidis
Spencer G. Feldman, Esq.